As filed with the Securities and Exchange Commission on February 11, 2003


                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer



                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934



                            New Skies Satellites N.V.

                              Rooseveltplantsoen 4
                                2517 KR The Hague
                                 The Netherlands

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

              Form 20-F...X...                      Form 40-F......


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

              Yes......                             No...X....


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
..............................N/A................................................

                                                       New Skies Satellites Logo


                      New Skies Reports Solid Full Year and
                             Fourth Quarter Results

The Hague, Netherlands, February 11, 2003 -- New Skies Satellites N.V. (AEX,
NYSE: NSK), the global satellite communications company, today reported financial results for the fourth quarter and year ended December 31, 2002. Revenues for the year were $200.5 million, EBITDA was $110.3 million, and net income was $18.7 million, or $0.14 diluted earnings per share, prior to the effect of the adoption of the new accounting principle relating to goodwill, the Statement of Accounting Standards No.142 (SFAS 142), which was introduced on January 1, 2002.

New Skies' adoption of this new accounting standard has resulted in a one-time, non-cash write-down in goodwill of $23.4 million arising from the acquisition in March 2000 of AAPT Sat-Tel. Net loss, giving effect to the cumulative effect of change in accounting, was $4.6 million, or $0.04 diluted loss per share.

Commenting on the results, Chief Executive Officer Dan Goldberg said:

         "2002 was an exceptional year for New Skies on a number of fronts. Despite a difficult economic climate, the company delivered solid revenue, EBITDA and net income results, results that were fully consistent with the financial guidance we gave at the outset of the year. I am also pleased with our performance in the fourth quarter, with a 4 percent increase in revenue over the previous quarter, providing positive sales momentum for the new year. Adding to this momentum is a 12 percent increase in our contractual backlog as a result of a significant number of new agreements signed in 2002, allowing us to begin the year with a backlog of $706 million.

         "We also achieved a number of important operational milestones, which gives us great confidence about our prospects in 2003 and beyond. In particular, we launched two powerful new satellites, NSS-7 and NSS-6. These powerful, state-of-the-art satellites represent a renewal and expansion of the New Skies global satellite fleet, endowing the company with 67 percent more station-kept capacity and giving us one of the youngest fleets in the industry.

          "Our outlook for 2003 is bright. We are confident in our ability to leverage our new satellite capacity to achieve meaningful sales and to maintain tight cost controls, both of which are critical to achieving our performance goals. Although we do not anticipate a turnaround in the global economy generally, or the market for satellite services more specifically, we expect to achieve revenue growth between 6 and 11 percent and greater growth still in EBITDA. Additionally, we are positioned to become free cash flow positive this year, one year earlier than we originally anticipated.

         "Although we are focused first and foremost on realizing our organic growth potential, our strong balance sheet and strong cash flows will allow us to take advantage of any desirable strategic opportunities as they arise to enhance our position in the market. In short, we anticipate that 2003 will be a very bright year for New Skies."

Financial highlights:
For the year and three-month period ended December 31, 2002, New Skies achieved the following financial results:

>> Revenues for the full year 2002 were $200.5 million, as compared to $209.0 million in 2001, while revenues for the three-month period ended December 31, 2002 were $50.8 million as compared to $52.4 million for the same period in 2001. The decrease in revenues of 4 percent, or $8.5 million, for the year is principally the result of the prevailing difficult market conditions, as well as the unavailability of some of our capacity for service during the transition of traffic from the NSS-K and NSS-803 satellites to NSS-7, which went into commercial service in August 2002, and the subsequent migration of NSS-803 to the Pacific Ocean region, completed in December 2002.

>> Operating expenses, excluding depreciation and amortization, were flat in 2002 compared to 2001, primarily reflecting our success in managing our costs. Operating expenses for the three-month period ended December 31, 2002, excluding depreciation and amortization, were $23.0 million, as compared to $21.6 million for the same period in the prior year.

>> Income before cumulative effect of change in accounting principle for year ended December 31, 2002 was $18.7 million, or $0.14 diluted earnings per share, compared to $33.1 million and $0.25 diluted earnings per share in 2001. Net income for the fourth quarter 2002 was $4.4 million compared to $7.8 million in the same period in the prior year. The decrease primarily relates to an increase in depreciation of $1.5 million stemming principally from the launch of the NSS-7 satellite, $1.0 million reduction in interest income and a decrease in revenues for the quarter.

     Net income for the three months and year ended December 31, 2001 included goodwill amortization of $0.7 million and $2.8 million, respectively. With the required adoption of SFAS 142 effective January 1, 2002, amortization of goodwill is no longer applied.

>> EBITDA (earnings before interest, taxes, depreciation and amortization) for the year ended December 31, 2002 was $110.3 million, as compared to $118.8 in 2001. EBITDA for the three-month period ended December 31, 2002 was $27.8 million

>> Backlog increased to $706 million from $701 million at the end of the third quarter 2002, and from $631 million at the beginning of 2002.

>> Consistent with New Skies' longstanding commitment to maintaining best practices in corporate governance and financial reporting, the Company will expense stock options effective January 1, 2003.

>> New Skies launched a share buyback initiative in November 2002, reflecting the Company's confidence in the strength of its business and prospects going forward, and its strong commitment to enhancing shareholder value. Approximately 5 million of the 13 million total shares associated with the buyback program have been repurchased to date. As New Skies remains virtually debt free, the share buyback can be accomplished without constraining the Company's ability to fund its remaining satellite procurement program or its strategic flexibility more generally.

Operating highlights:
>> New Skies launched two state-of-the-art satellites, NSS-6 and NSS-7, in 2002, giving New Skies significant new capacity for the Americas, the Middle East, Africa, and across Asia. Although the incremental capacity associated with these satellites came on line too late in 2002 to make a meaningful financial contribution last year, these satellites are expected to drive anticipated growth in 2003 and beyond.

>> Contractual backlog grew 12 percent over the course of 2002, despite a difficult industry environment. This substantial growth in backlog is the result of a diverse portfolio of important customer agreements signed throughout the year. As a result, New Skies' revenues continue to be well balanced and diversified, from both geographic and service application perspectives.

>>   Some of these significant new contracts include:

     o For video service, BT Broadcast Services; Pramer, a Liberty Media company;TV New Zealand; the European Broadcasting Union; China Central Television; LinkSat; and the International Broadcasting Bureau;

     o For voice and data services, Data Access, Reliance, Telenor, CPR Marconi, and CODETEL; and

     o For IP services, Falconstream, GULFSAT, Lynton Communications and Microspace.

>> As part of its expansion strategy for China, New Skies opened an office in Beijing and signed an agreement with China Telecommunications Broadcast Satellite Corporation (ChinaSat), the Chinese satellite communications services provider, which will allow New Skies to provide satellite capacity to users in China.

>> New Skies built on its comprehensive strategy of partnering with leading teleport operators around the world by signing agreements with London-based Kingston, Singapore-based ST Teleport and Hong Kong-based Reach. These partners joined a network of teleports that includes Verestar and Williams Vyvx in the western United States and New Skies' own Washington, DC mediaport.

About New Skies Satellites (AEX, NYSE: NSK)
New Skies Satellites (AEX, NYSE: NSK) is one of only four fixed satellite communications companies with truly global satellite coverage, offering video, voice, data and Internet communications services to a range of telecommunications carriers, broadcasters, large corporations and Internet service providers around the world. New Skies has six satellites in orbit, ground facilities around the world and one additional spacecraft under construction. The company also has secured certain rights to make use of additional orbital positions for future growth. New Skies is headquartered in The Hague, The Netherlands, and has offices in Beijing, Johannesburg, New Delhi, Sao Paulo, Singapore, Sydney and Washington, D.C. Additional information is available at www.newskies.com.

Conference call:
CEO Dan Goldberg and CFO Andrew Browne will host a conference call today at 5 pm
(CET). To listen in please dial +44 (0) 20 8781 0597, passcode "New Skies".

The conference call will also be available for replay, 24 hours a day for the subsequent 5 working days. The international dial in number is +44 20 8288 4459, passcode 679192.

If for any reason there is a problem with the connection for the call, please dial the alternative number: Listen only is (44) 20 8515 2343, passcode "New Skies".

For more information, please contact:
Elizabeth Hess,
Corporate Communications, New Skies Satellites                +31 70 306 4133
ehess@newskies.com

Boris Djordjevic,
Investor Relations, New Skies Satellites                      +31 70 306 4183
bdjordjevic@newskies.com

Pamela Small, Brunswick, (London)                             +44 20 7404 5959
psmall@brunswickgroup.com

Frank De Maria, Brunswick (New York)                          +1 212 333 3810
fdemaria@brunswickgroup.com



Safe Harbor
Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934 provide a "safe harbor" for forward-looking statements made by an issuer of publicly traded securities and persons acting on its behalf. New Skies Satellites N.V. has made certain forward-looking statements in this document in reliance on those safe harbors. A forward-looking statement concerns the company's or management's intentions or expectations, or are predictions of future performance. These statements are identified by words such as "intends", "expects", "anticipates", "believes", "estimates", "may", "will", "should" and similar expressions. By their nature, forward-looking statements are not a matter of historical fact and involve risks and uncertainties that could cause New Skies' actual results to differ materially from those expressed or implied by the forward-looking statements for a number of reasons. Factors which may affect the future performance of New Skies include: delays or problems in the construction or launch of future satellites; technical performance of in-orbit satellites and earth-based infrastructure; increased competition and changes in technology; growth of and access to the company's target markets; legal and regulatory developments affecting the company's business; and worldwide business and economic conditions, among other things. These risks and other risks affecting New Skies' business are described in the company's periodic filings with the U.S. Securities and Exchange Commission, including but not limited to New Skies' Annual Report on Form 20-F for the year ended December 31, 2001. Copies of these filings may be obtained by contacting the SEC. New Skies disclaims any obligation to update the forward-looking statements contained in this document.

New Skies Satellites N.V. and Subsidiaries
Consolidated Balance Sheets

December 31, 2002 and 2001
(In thousands of U.S. Dollars, except share data)

                                                                     December 31,      December 31,
                                                                         2002              2001
                                                                   ---------------    --------------
Assets

Current Assets
Cash and cash equivalents                                          $        8,329     $     138,268
Trade receivables                                                          39,109            41,981
Prepaid expenses and other                                                 10,885             9,139
                                                                   ---------------    --------------
Total Current Assets                                                       58,323           189,388

Communications, plant and other property, net                           1,058,119           886,244
Deferred tax asset                                                         10,087            11,441
Goodwill, net and other assets                                              1,226            22,730
                                                                   ---------------    --------------
TOTAL                                                              $    1,127,755     $   1,109,803
                                                                   ===============    ==============


Liabilities and Shareholders' Equity

Current Liabilities
Short term borrowings                                              $       10,000     $         -
Accounts payable and accrued liabilities                                   18,396            20,350
Income taxes                                                               29,124            22,357
Deferred revenues                                                           8,994             8,848
Satellite performance incentives                                            6,218             4,610
                                                                   ---------------    --------------
Total Current Liabilities                                                  72,732            56,165

Long Term Liabilities                                                      35,990            16,454

Shareholders' Equity
Governance preference shares (227,530,000 shares authorized,
   par value (euro)0.05; none issued)                                           -                 -
Cumulative preferred financing shares (22,753,000 shares
   authorized, par value(euro)0.05; none issued)                                -                 -
Ordinary Shares (204,777,000 shares authorized, par value
   (euro)0.05; 130,570,241 issued)                                          6,026             6,026
Additional paid-in capital                                                977,506           976,168
Retained earnings                                                          56,019            60,664
Unearned compensation                                                        (685)             (352)
Accumulated other comprehensive loss                                         (492)           (5,322)
Treasury stock, at cost (5,194,030 ordinary shares)                       (19,341)               -
                                                                   ---------------    --------------
Total Shareholders' Equity                                              1,019,033         1,037,184
                                                                   ---------------    --------------
TOTAL                                                              $    1,127,755     $   1,109,803
                                                                   ===============    ==============

New Skies Satellites N.V. and Subsidiaries
Consolidated Statements of Income

Years ended December 31, 2002 and 2001
(In thousands of U.S. Dollars, except share data)

                                                                        Year ended
                                                                        December 31,
                                                                   2002              2001
                                                                   ----              ----
Revenues                                                    $      200,524    $      209,028
                                                            ---------------   ---------------
Operating expenses:
Cost of operations                                                  50,714            51,533
Selling, general and administrative                                 39,490            38,733
Depreciation and amortization                                       80,574            75,338
                                                            ---------------   ---------------
Total Operating Expenses                                           170,778           165,604

                                                            ---------------   ---------------
Operating Income                                                    29,746            43,424

Interest expense (income) and other, net                               510            (9,008)
                                                            ---------------   ---------------
Income Before Income Tax Expense                                    29,236            52,432

Income tax expense                                                (10,506)           (19,364)
                                                            ---------------   ---------------
Income Before Cumulative Effect of Change in
   Accounting Principle                                             18,730            33,068

Cumulative effect of change in accounting principle,
     relating to goodwill, net of taxes (A)                        (23,375)               -
                                                            ---------------   ---------------
Net (Loss) Income                                           $       (4,645)   $       33,068
                                                            ===============   ===============

Basic and Diluted Earnings Per Share Before
   Cumulative Effect of Change in Accounting Principle      $         0.14    $         0.25
Cumulative effect of change in accounting principle                  (0.18)                -
                                                            ---------------   ---------------
Basic and Diluted Earnings Per Share                        $        (0.04)   $         0.25
                                                            ===============   ===============

 (A) The Company adopted the new accounting standard, SFAS 142, "Goodwill and Other Intangible Assets" as of January 1, 2002, which has resulted in a one-time non-cash write-down of $23.4 million of goodwill relating to the acquisition of NSN Pty Ltd in Australia in March 2000. Amortization of goodwill recorded for the three- and twelve- month periods ended December 31, 2001 amounted to $0.7 million and $2.3 million, respectively.

Three-month period ended December 31, 2002 and 2001 (Unaudited)
(In thousands of U.S. Dollars, except share data)

                                                           Three-month period ended December 31,
                                                                   2002              2001
                                                                   ----              ----
Revenues                                                    $       50,842    $       52,446
                                                            ---------------   ---------------

Operating expenses:
Cost of operations                                                  12,700            11,979
Selling, general and administrative                                 10,296             9,645
Depreciation and amortization                                       20,802            19,305
                                                            ---------------   ---------------
Total Operating Expenses                                            43,798            40,929

                                                            ---------------   ---------------
Operating Income                                                     7,044            11,517
Interest expense (income) and other, net                               167              (789)
                                                            ---------------   ---------------
Income Before Income Tax Expense                                     6,877            12,306

Income tax expense                                                  (2,457)           (4,528)
                                                            ---------------   ---------------
Net Income                                                  $        4,420    $        7,778
                                                            ===============   ===============

Basic and Diluted Earnings Per Share                        $         0.03    $         0.06
                                                            ===============   ===============



New Skies Satellites N.V. and Subsidiaries
Consolidated Statements of Cash Flows

Years ended December 31, 2002 and 2001
(In thousands of U.S. Dollars)

                                                                 Years ended December 31
                                                                  2002              2001
                                                            ---------------   ---------------
Cash flows from operating activities:
   Net (loss) income                                        $       (4,645)   $       33,068

Adjustments for non-cash items:
   Depreciation and amortization                                    80,574            75,338
   Cumulative effect of change in accounting principle              23,375               -
   Deferred taxes                                                    1,354             1,382
   Amortization of unearned stock compensation                       1,005               972

Changes in operating assets and liabilities:
   Trade receivables                                                 2,981             4,940
   Prepaid expenses and other                                       (1,727)           (1,855)
   Accounts payable and accrued liabilities                         (2,096)             (321)
   Deferred revenues                                                 4,501              (129)
   Income taxes payable                                              6,668            17,296
                                                            ---------------   ---------------
Net Cash Provided By Operating Activities                          111,990           130,691
                                                            ---------------   ---------------


Cash flows from investing activities:
   Payments for communications, plant and other property          (231,400)         (274,167)
   Reimbursement of KTV construction costs                               -            51,452
                                                            ---------------   ---------------
Net Cash Used In Investing Activities                             (231,400)         (222,715)
                                                            ---------------   ---------------


Cash flows from financing activities:
   Stock options exercised                                               -                67
   Short term borrowings
                                                                    10,000                 -
   Purchases of treasury stock
                                                                   (19,341)                -
   Satellite performance incentives and other                       (1,297)           (2,553)
                                                            ---------------   ---------------
Net Cash Used In Financing Activities                              (10,638)           (2,486)
                                                            ---------------   ---------------

Effect of exchange rate differences                                    109              (120)

Net change in cash and cash equivalents                           (129,939)          (94,630)
Cash and cash equivalents, beginning of period                     138,268           232,898
                                                            ---------------   ---------------
Cash and cash equivalents, end of period                    $        8,329    $      138,268
                                                            ===============   ===============

Cash payments for interest (net of amounts capitalized) were nil for the year ended December 31, 2002 and 2001. Income tax as paid amounted to $2.1 million and $0.8 million for year ended December 31, 2002 and 2001, respectively.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



New Skies Satellites N.V.



By:    /s/ Mary Dent
       ----------------------------------
Name:  Mary Dent
Title: General Counsel and Member of the Management Board




Date:    February 11, 2003